FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

TVI CORPORATION

Years Ended December 31, 1998 and 1997

























DANIEL G. GILLILAND, CPA, P.C.
7700 LEESBURG PIKE
SUITE 402B
FALLS CHURCH, VA  22043

               TABLE OF CONTENTS

                                                               Page

     INDEPENDENT AUDITOR'S REPORT                              1 - 2

     FINANCIAL STATEMENTS

        Balance Sheets                                         3 - 4

        Statements of Income (Loss) and Accumulated Deficit    5

        Statements of Shareholders' Equity                     6

        Statements of Cash Flows                               7


     NOTES TO FINANCIAL STATEMENTS                              8 - 15

     SUPPLEMENTARY INFORMATION

        Schedules of Cost of Sales                              16

        Schedules of General and Administrative Expenses        17

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
TVI Corporation
7100 Holladay Tyler Road, Ste. 300
Glenn Dale, MD 20769


We have audited the accompanying balance sheets of TVI Corporation as of December 31, 1998 and 1997, and the related statements of income (loss) and accumulated deficit, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVI Corporation as of December 31, 1998 and 1997, and the results of its operations, its changes in shareholders' equity, and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note M to the financial statements, the Company has incurred a substantial cumulative net loss from operations from its inception through December 31, 1998, and increased its accumulated deficit during the year. The Company has violated certain loan covenants, does not have sufficient cash flow to pay interest on its debentures, faces an economic environment of reduced military spending and operates without a bank line of credit. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's activities in regard to these matters are also described in Note M. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on pages 16 and 17 are presented for purposes of additional analysis and are not required parts of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Daniel G. Gilliland, CPA, P.C.
Falls Church, VA
May 13, 1999

TVI CORPORATION
BALANCE SHEETS
December 31, 1998 and 1997


                         ASSETS

                                    1998               1997

CURRENT ASSETS

   Cash                           $18,617            $21,110
   Accounts receivable            139,139            103,148
   Inventories                    548,792            626,695
   Prepaid expenses
      and other (Note C)            6,377              2,973

     TOTAL CURRENT ASSETS         712,925            753,926


PROPERTY AND EQUIPMENT (Note D)
   Shop equipment                 671,666            658,140
   Furniture and fixtures          15,639             21,677
          subtotal                687,305            679,817

Less: Accumulated depreciation    518,345            443,695

     NET PROPERTY AND EQUIPMENT   168,960            236,122


OTHER ASSETS
   Taxes receivable                 2,468              2,160
   Deposits and Other              22,219              2,003
   Patents
  (net of accumulated amortization)13,290               0.00

     TOTAL OTHER ASSETS            37,977              4,163


     TOTAL ASSETS                $919,862            $994,211

See independent auditor's report and notes to financial statements.

TVI CORPORATION
BALANCE SHEETS
December 31, 1998 and 1997

                          LIABILITY AND SHAREHOLDERS' EQUITY

                                   1998               1997

CURRENT LIABILITIES
   Loans payable - related parti $179,876             92,261
   Current portion of long term debt286,784          206,624
   Accounts payable - trade        35,933            108,068
   Accrued liabilities (Note E)    99,214            146,983
   Sales deposits                   5,874               0.00

     TOTAL CURRENT LIABILITIES    607,681            553,936


LONG-TERM LIABILITIES (Note F)
   State Taxes Payable - MD        16,629               0.00
   Notes payable                   41,973             96,688
   Debentures                     243,702            185,000
     Less:  Current portion      (286,784)          (206,624)

     TOTAL LONG-TERM LIABILITIES   15,520             75,064


STOCKHOLDERS' EQUITY (Note I)
   Preferred stock                  60,911            71,708
     $1 Par Value; authorized 1,200,000 shares:
           issued and outstanding 60,911 shares

   Common stock                    229,780           222,189
      $.01 par value; 25,000,000 shares authorized,
             22,978,335 issued, 22,740,835 and 21,981,381
             outstanding in 1998 and 1997, respectively

   Additional paid-in-capital   12,022,250        11,947,794
   Accumulated deficit         (12,002,030)      (11,862,230)
   Treasury stock - at cost
    (237,500 shares)               (14,250)          (14,250)

     TOTAL STOCKHOLDERS' EQUITY    296,661           365,211


TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY             $919,862          $994,211

See independent auditor's report and notes to financial statements.

TVI CORPORATION
STATEMENTS OF INCOME (LOSS) AND ACCUMULATED DEFICIT
For The Years Ended December 31, 1998 and 1997


                                    1998              1997
REVENUE
   Sales                       $1,407,240         $1,700,980
   Rental income - equipment       66,000             60,000
   Other income                       205              1,394

     Total Revenues             1,473,445          1,762,374

COST OF SALES                     961,433          1,285,021

GROSS PROFIT                      512,012            477,353

GENERAL AND ADMINISTRATIVE EXPENSES 588,084          577,971

OPERATING INCOME                 (76,072)           (100,618)

OTHER INCOME (EXPENSES)
   Interest income                   275                  84
   Interest expense              (47,242)            (48,452)
   Loss on disposal of assets     (1,277)             (6,138)
   Other income (expense)          5,484)            151,490

   Total Other Income (Expenses) (63,728)             96,984

INCOME(LOSS) BEFORE INCOME TAXES(139,800)             (3,634)

INCOME TAXES (TAX BENEFIT) (Note H)    0                   0

NET INCOME (LOSS)               (139,800)             (3,634)

ACCUMULATED DEFICIT,
BEGINNING OF THE YEAR         (11,862,230)         11,858,596)

ACCUMULATED DEFICIT,
END OF THE YEAR               (12,002,030)        (11,862,230)

Earnings(loss) per
common share                      (0.0063)            (0.0002)

Weighted Average of
Common Shares Outstanding      22,361,108          22,218,431

See independent auditor's report and notes to financial statements.

TVI CORPORATION
STATEMENT OF SHAREHOLDERS' EQUITY
For The Years Ended December 31, 1998 and 1997

                  Preferred  Common    Capital     Retained Treasury   Total
                      Stock   Stock    Surplus     Earnings    Stock   Equity

Balance
December 31, 1996    72,158 222,180 11,957,353  (11,858,596)      00  393,095

900 common shares      (450)      9        441                              0
issued for 450 preferred shares

Receipt of 337,500 shares                                    (20,250) (20,250)
     treasury stock in
     settlement of law suit

Issue of 100,000 shares of                                     6,000    6,000
       treasury stock in
      settlement of lawsuit

Capital surplus reclassified            (10,000)                      (10,000)

Net Income (Loss) for 1997                          (3,634)            (3,634)

Balance
December 31, 1997    71,708 222,189   11,947,794 (11,862,230)(14,250) 365,211


37,500 restricted common shares 375       15,250                       15,625
  issued in exchange for 1.25
  promissory notes

700,000 common shares issued   7,000      48,625                       55,625
     upon exercise of options

21,954 common shares(10,797)     216      10,581                            0
     for 10,797 preferred shares

Net Income (Loss) for 1998                          (139,800)        (139,800)

Balance
December 31, 1998    60,911 229,780   12,022,250  (12,002,030 (14,250)296,661


Total Shares issued at 12-31-97     22,218,881
Total Shares issued at 12-31-98     22,978,335

See independent auditor's report and notes to financial statements.

TVI CORPORATION
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 1998 and 1997

                                                        1998             1997
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                                   (139,800)          (3,634)
     Adjustments to reconcile net loss to
        net cash (used in) operating activities:
           Depreciation                               82,729           84,797
           (Increase) decrease in accounts receivable(35,991)          68,421
           (Increase) decrease in inventories         77,903           18,021
           (Increase) decrease in other assets       (23,928)          10,462
           Increase (decrease) in accounts payable   (72,135)         (65,796)
           Increase (decrease) in sales deposit        5,874                0
           Increase (decrease) in accrued liabilities(47,769)          23,767
               Total adjustments                     (13,316)         139,672

NET CASH PROVIDED BY  OPERATING ACTIVITIES:         (153,116)         136,038

CASH FLOWS FROM INVESTING ACTIVITIES:
     Disposal (Purchase) of intangible assets        (14,312)               0
     Disposal (Purchase) of capital equipment        (14,545)           5,405
NET CASH ( USED IN ) INVESTING ACTIVITIES:           (28,857)           5,405

CASH FLOWS FROM FINANCING ACTIVITIES:
     Increase (decrease) in notes
       payable - related parties                      87,615          (45,646)
     Issuance (purchase) of common stock              71,250          (14,250)
     Principal payments on long-term obligations     (54,715)         (68,345)
      Issuance of long term debt                      75,331               0
NET CASH PROVIDED BY FINANCING ACTIVITIES            179,481         (128,241)

NET INCREASE (DECREASE) IN CASH                       (2,493)          13,202
CASH, BEGINNING OF YEAR                               21,110            7,908

CASH, END OF YEAR                                    (18,617)          21,110

See independent auditor's report and notes to financial statements.

TVI CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 1998 and 1997


NOTE A  -  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
              POLICIES

TVI Corporation was incorporated as a for-profit corporation under the laws of Maryland on January 28, 1977. It has since operated continuously under the charter granted by Maryland. The Company was formed primarily for the exploitation of a patent portfolio acquired from one of the founders. The two principal patents of the portfolio covered an "electrically conductive coating" and a "light-weight cellular concrete".

The Company's business has historically been as a supplier of thermal products to the Department of Defense and to military agencies of other countries. The two principal products have been thermal targets and tank decoys. Because of the substantial downsizing of the Department of Defense, the market for the Company's products has been drastically reduced, and its business has suffered accordingly. Further, there has been a concomitant reduction in foreign military aid and a military downsizing in other countries which has eliminated the Company's foreign market. To replace this lost market the Company began the development and sale of a lightweight, rugged, and rapidly deployable soft shelter (tent) for military use that used a collapsible frame based upon the design used for its tank decoy frame. During 1995 and 1996 it began the development and sale of commercial versions of its shelters in an effort to broaden its market and increase revenue.

The Company's principal product lines in 1998 and 1997 were disposable thermal military targets and military soft shelters. The targets consisted mainly of targets simulating the thermal signature of military tanks and related military assets. The shelters consisted mainly of one-piece shelters with 150 to 400 square feet of floor space used for forward tactical applications such as communications and aid stations.

A summary of TVI Corporation's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

1.  Revenue Recognition

Revenue is recognized on standard product sales using the unit-of-delivery method whereby sales are recorded when title is transferred.

Included in product sales for the years ended December 31, 1998 and 1997 is approximately $1,358,000 and $1,649,000 respectively, in sales of products to the United States Government.

2.  Inventories

Inventories are valued at the lower of cost or market determined by the first-in, first-out (FIFO) method.

NOTE A  -  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
              POLICIES (CONTINUED)

3.  Trade Accounts Receivable

The company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

4.  Property and Equipment

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, using the straight-line method.

5.  Advertising Costs

The company expenses advertising costs as incurred. During 1998 and 1997, $15,939 and $9,787 respectively was expensed.

6.  Compensated Absences

No accrual has been made for compensated absences because unused amounts of leave do not vest and are not paid upon separation from employment with the company.

7.  Research and Product Development Costs

Research and product development expenditures are charged to operations as incurred.

8.  Net Loss Per Share

Net loss per share of common stock is computed based upon the weighted average number of shares outstanding. Non-qualified stock options granted by the Company are not considered in the per share calculations as they are anti-dilutive.

9.  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from these estimates.

NOTE B  -  INVENTORIES

Inventories at December 31, 1998 and 1997 are classified as follows:

                                     1998               1997

   Finished Goods                 $77,719            $69,326
   Work in Progress                11,286             16,911
   Raw Materials                  459,787            540,458
      Total Inventories          $548,792           $626,695

Included in finished goods at December 31, 1998 and 1997 are $56,936 and $55,074 respectively, of field service, demonstration and other sales support inventory.


NOTE C  -  PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid Expenses

Prepaid expenses are comprised of the following:
                                     1998               1997
  Prepaid insurance                $6,377             $2,973


NOTE D  -  PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:
                                     1998               1997
  Furniture and fixtures          $15,639            $21,677
  Machinery and equipment         671,666            658,140
  Subtotal                        687,305            679,817
  Less: accumulated depreciation  518,345            443,695
                                 $168,960           $236,122


NOTE E  -  ACCRUED LIABILITIES

Accrued liabilities are comprised of the following:
                                     1998               1997
   Accrued salaries                $8,736             $7,585
   Accrued interest                 9,854             60,163
   Accrued accounting expense      12,000             12,000
   Deferred compensation           54,999             54,999
   Withholding Taxes Payable       11,774              9,596
   Other                            1,851              2,640
   Total Accrued Liabilities      $99,214           $146,983


NOTE F  -  LONG-TERM  OBLIGATIONS

Long-term obligations are comprised of the following:
                                     1998                1997
   Debentures                    $243,702            $185,004
   Loans payable - Capital Bank    41,973              96,688
   Pre-petition Taxes              16,629                   0
   Less Current Maturities       (286,784)           (206,624)
   Total Long-term obligations    $15,520             $75,064

Debentures consisted of a promissory note with interest at ten percent (10%), payable semi-annually on December 15 and June 15. The principal balance of the notes plus any accrued interest was due and payable in full on December 15, 1998. At maturity the principal was $172,500 and total interest accrued was $71,202. Two settlement offers were made to holders of the Notes, neither of which were accepted.

Consequently, the combined amounts due were unilaterally converted to a new Notes, payable on demand, with interest at a rate of 5% per annum.

The liability to Capital Bank is collateralized by a blanket first lien on certain accounts receivable, contract rights, inventories, and property, plant and equipment. The interest is payable at the bank's prime rate plus 2%. As of December 31, 1998 and 1997, the Company was in default because it had violated certain covenants specified under the loan agreement. The lender has waived its rights under the default provisions.


NOTE G  -  COMMITMENTS AND CONTINGENCIES

1.  Operating Leases

The Company is obligated under operating leases for office and warehouse space and office equipment. Certain of these leases are subject to escalation clauses. The following is a schedule by years of the approximate future minimum rental payments required under operating leases that have initial or remaining lease terms of one year or more as of December 31, 1998:

Year ending December 31,

               1999            70,040
               2000            72,141
               2001            74,305
               2002            76,534
               2003            78,831
Total  minimum lease obligations            $371,851

Total rental expense under all leases charged to operations for the year ended December 31, 1998 and 1997 aggregated approximately $66,736 and $83,019, respectively.

2.  Year 2000 Systems Contingency

The Year 2000 presents problems for entities that are dependent on computer hardware and software to perform date dependent calculations. A great deal of software and microchip technology that is still operational was developed in the past utilizing two digit years rather than four digit years. Technology utilizing two digit years most likely will not be able to distinguish the year 2000 from 1900, and therefore may shut down or perform date sensitive calculations and comparisons as much as 100 years and infinite dollar amounts in error. The problem may also affect non-financial computer or chip dependent systems, such as security systems, communication systems, elevators, time clocks, process controls and the like.

The Company has been advised of this potential problem not only in its own systems, but also the potential effects on the Company of malfunctions in systems of its suppliers and vendors. The financial impact of any potential problems related to the Year 2000 can not be estimated at this time.


NOTE  H  -  INCOME TAXES

The Company has reported net aggregate losses for Federal income tax purposes from its inception through December 31, 1998 of approximately $ 16,715,000. The following is a summary of the net operating loss (NOL) carryover available at December 31, 1998:

          Year of           Net Operating Loss
        Expiration             Carryforward
          2002                   $548,685
          2003                    423,169
          2004                    388,200
          2005                    424,595
          2006                  1,153,109
          2007                    338,974
          2008                    911,381
          2009                    856,691
          2010                  2,630,062
          2011                     86,528
          2012                      3,634
                               $7,761,394

NOTE I  -  STOCKHOLDERS' EQUITY

1.  Preferred Stock

As of December 31, 1998 and 1997, the Company was in arrears on preferred stock dividends in the amount of approximately $6,091 and $7,170, respectively.

2.  Non-qualified Stock Options Plan

In 1995, the Company approved a nonqualified incentive stock option plan for the officers and key employees. Options issued under this plan were exercisable at prices ranging from $.05 to $.14 per share. A summary of the activity under the plan is as follows:

 YEAR                        NUMBER           NUMBER                STOCK
GRANTED      EXPIRATION   OF SHARES        EXERCISED        TRADING RANGE

 1995          1998         252,000            ----         $0.02 - $0.97
 1995          2000         850,000            ----         $0.02 - $0.97
 1996          1998         250,000          100,000        $0.04 - $0.18
 1996          1999         415,000          250,000        $0.04 - $0.18
 1997          2000         875,000          325,000        $0.04 - $0.18
 1998          2003         700,000           25,000        $0.05 - $0.18
 1998          1999         500,000            ----         $0.10 - $0.18
                          3,842,000          700,000

3.  Common Stock Transactions

The Company issued Units in a private placement in early 1994, which included a $10,000 Promissory Note with interest at 10% payable semi-annually. Pursuant to a Board resolution at its April 1996 meeting, the company conducted a voluntary exchange offer in which holders could exchange the Note and its accrued interest for 37,500 shares of restricted common stock. Under the offer, 1.25 Notes representing $12,500 face value and $3,125 accrued interest was exchanged for a total of 30,000 shares of stock during 1998.
No notes were exchanged in 1997.

Additionally, in 1998 a holder of 10,797 preferred shares exchanged his stock for 21,594 shares of common stock. The Preferred has a face value of $1 per share. Stock was exchanged at the rate of two shares of common stock for each share of preferred stock.

In 1998 three directors of the Company were issued 700,000 shares of restricted common stock upon the exercise of non-qualified incentive stock options.

NOTE J  -  LEGAL MATTERS

In October 1997 TVI settled a claim with a landlord seeking payment of rent owed. The claim was settled by payment to the landlord of cash, one TVI-produced shelter, shares of TVI stock and an option to acquire additional shares of TVI stock. The amount of this settlement is included in rent expense for the year ended December 31, 1997.

In June 1998, the Company filed suit in state court in Las Vegas, Nevada seeking payment of promissory notes with a total face value of $75,000 from USA Access, Inc. The notes had been purchased by a prior employee with funds embezzled from the company.

In August 1998 the Federal District Court in Maryland awarded ownership to the Company of 300,000 shares of USA Access common stock. The Company's claim for an additional 200,000 shares was scheduled for trial.


NOTE K  -  SUPPLEMENTAL CASH FLOWS INFORMATION

Supplemental Disclosures of Cash Flow Information

The Company paid the following amounts for interest and income taxes during the years ended December 31, 1998 and 1997:
                                     1998               1997
   Interest                       $47,242            $48,452
Income Taxes                            0                  0


NOTE L  -  RELATED PARTY TRANSACTIONS

The president of the company, who is also a shareholder, makes periodic loans to the company for working capital purposes. As a result, the company has various collateralized notes payable to the president of the company with a total remaining balance of $179,876 and $92,261 as of December 31, 1998 and 1997, respectively. These notes pay interest at rates of 10% to 13.5% per annum and are secured by Senior Purchase Money Liens of like amounts.

At December 31, 1998 and 1997, officers of the Company had unpaid deferred compensation due in the aggregate sum of $54,999, and $54,999, respectively.

A director is also a partner of a law firm that provides the Company with general legal services. As of December 31, 1998 and 1997, the Company had an outstanding balance of $7,297 and $29,689, respectively, in connection with services provided by the director's law firm. Additionally, on June 30, 1998 the company issued a one-year $50,000 convertible promissory note bearing interest at ten percent per annum to the director for services rendered. The note is convertible into common stock of the Company at a conversion price of $.10 Note principal for each one share of stock for a period of one year from the date of the issuance of the note.

NOTE M  -  GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which assume continuation of the Company as a going concern. However, the Company has incurred substantial losses from operations since inception. The Company has continued to sustain losses from operations through December 31, 1998 and 1997. The Company was in default on its bank borrowings as of December 31, 1998 and 1997 and the bank has waived its rights under the default provision. Accordingly, recoverability of a major portion of the recorded asset amounts in the accompanying balance sheet is dependent upon the Company's ability to meet its financing requirements on a continuing basis and the success of future operations. Management is aware of the difficulty of its situation and is pursuing various avenues that may improve or resolve the Company's situation. Management's activities include efforts to reduce expenses and increase revenue, attempts to obtain additional equity financing, meetings with and offers to bondholders; and meetings with possible prospective purchasers, especially those who may benefit from the knowledge and access to the defense market. Regardless of these activities, the Company may not be successful and may be required to take more drastic steps.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.